KODIAK SCIENCS INC.

1200 Page Mill Road

Palo Alto, California 94304

May 31, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Doris Stacey Gama

RE: Kodiak Sciences Inc.

Registration Statement on Form S-3

File No. 333-271946

Acceleration Request

Requested Date: Friday, June 2, 2023

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Exchange Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-271946) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Friday, June 2, 2023, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Steven Przesmicki at (858) 550-6070 of Cooley LLP, counsel to the registrant.

Sincerely,

KODIAK SCIENCS INC.

By:	/s/ John Borgeson
John Borgeson Executive Vice President and Chief Financial Officer

cc: Victor Perlroth, M.D., Kodiak Sciences Inc.

Steven M. Przesmicki, Cooley LLP